

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2018

David Schaeffer
Chairman and Chief Executive Officer
Cogent Communications Holdings, Inc.
2450 N Street NW
Washington, DC 20037

  Re: Cogent Communications Holdings, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 23, 2018
    File No. 000-51829

Dear Mr. Schaeffer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Division of Corporation Finance
                Office of Telecommunications